GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 APR 30 AM 11:54

02028722

15 April 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

Exemption File 82-5204

New GKN

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

pp **David Pavey**
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

dw 4/30

GKN plc

The following documents have been submitted to the UK Listing Authority's Document Viewing Facility and are available for viewing from today:

(a) 2001 GKN plc Report & Accounts;
(b) Circular to shareholders incorporating the Notice of the 2002 AGM; and
(c) Form of proxy.

The Report & Accounts and AGM Circular are also available on the GKN website at www.gknplc.com.

G Denham
Company Secretary
15 April 2002